08030066

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 27 2008
Washington, DC
110

| SEC FILE NUMBER |
|---|
| 8- 48382 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greenberg Financial Group, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4511 N. Campbell Avenue, Suite 225
(No. and Street)

| Tucson | AZ | 85718 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dean Greenberg (520) 544-4909
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roberts & Associates, PLLC
(Name – *if individual, state last, first, middle name*)

| 1610 E River Road, Suite 118 | Tucson | AZ | 85718 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2008
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Dean Greenberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greenberg Financial Group, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Notary Public State of Arizona
Pima County
Susan J Maxwell
Expires August 08, 2008

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREENBERG FINANCIAL GROUP, INC.

## CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Greenberg Financial Group, Inc.

We have audited the accompanying statement of financial condition of Greenberg Financial Group, Inc. (the Company) (an S Corporation) as of December 31, 2007 and the related statements of income and comprehensive loss, changes in stockholders' equity and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greenberg Financial Group, Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Roberts & Associates PLLC

January 31, 2008

roberts & associates, pllc
certified public accountants & consultants

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Greenberg Financial Group, Inc.

We have audited the accompanying statement of financial condition of Greenberg Financial Group, Inc. (the Company) (an S Corporation) as of December 31, 2007 and the related statements of income and comprehensive loss, changes in stockholders' equity and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greenberg Financial Group, Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Roberts & Associates PLLC

January 31, 2008

1610 east river road suite 118 tucson, az 85718 ◆ (520) 881-7211 ◆ fax (520) 881-2429 ◆ www.rtaxes.com

GREENBERG FINANCIAL GROUP, INC.

STATEMENT OF INCOME AND COMPREHENSIVE LOSS
For the year ended December 31, 2007

| | |
|---|---|
| Revenues: | |
| Management and investment advisory fees | $ 1,505,733 |
| Commission income | 299,151 |
| Broker-dealer fees | 123,681 |
| Total revenues | 1,928,565 |
| Operating expenses: | |
| Employee compensation and benefits | 1,244,389 |
| Advertising, promotion and seminars | 233,356 |
| Occupancy costs | 153,898 |
| Office expenses | 124,592 |
| Floor brokerage, exchange and clearance fees | 100,576 |
| Quotation services and communications | 73,967 |
| Professional and consulting fees | 15,055 |
| Total operating expenses | 1,945,833 |
| Net loss from operations | (17,268) |
| Other income (expenses): | |
| Interest income | 4,763 |
| Interest expense | (8,227) |
| Realized gain on investments | 23,393 |
| Total other income (expenses) | 19,929 |
| Net income | 2,661 |
| Other comprehensive loss: | |
| Reclassification adjustment | (23,393) |
| Total other comprehensive loss | (23,393) |
| Total comprehensive loss | $ (20,732) |

See notes to financial statements.

GREENBERG FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended December 31, 2007

| | Common Stock | | Accumulated Deficit | Accumulated Other Comprehensive Income (Loss) | Total Stockholders' Equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| Balance, December 31, 2006 | 8,667 | $ 267,319 | $ (80,034) | $ 23,393 | $ 210,678 |
| Prior period adjustment<br>Accrued payroll | | | (22,545) | | (22,545) |
| Balance, December 31, 2006, as restated | 8,667 | 267,319 | (102,579) | 23,393 | 188,133 |
| Net income | | | 2,661 | | 2,661 |
| Total other comprehensive loss | | | | (23,393) | (23,393) |
| Balance, December 31, 2007 | 8,667 | $ 267,319 | $ (99,918) | $ - | $ 167,401 |

See notes to financial statements.

GREENBERG FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS
For the year ended December 31, 2007

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 2,661 |
| Adjustments to reconcile net income to net cash flows from operating activities: | |
| Depreciation expense | 43,906 |
| Realized gain on investments | (23,393) |
| Changes in operating assets and liabilities: | |
| Receivable from broker-dealer | 12,416 |
| Prepaid expenses | (366) |
| Due from stockholder | (1,505) |
| Employee advances | (5,000) |
| Deposits and other assets | (45,242) |
| Accounts payable | 35,382 |
| Accrued payroll and related taxes | (27,382) |
| Pension plan payable | 6,658 |
| Total adjustments | (4,526) |
| Net cash flows from operating activities | (1,865) |
| Cash flows from investing activities: | |
| Purchases of property and equipment | (142,785) |
| Net cash flows from investing activities | (142,785) |
| Cash flows from financing activities: | |
| Proceeds from note payable | 130,000 |
| Repayments on line of credit, net of advances | (5,000) |
| Repayments of stock redemption | (30,000) |
| Repayments on note payable | (16,493) |
| Net cash flows from financing activities | 78,507 |
| Net decrease in cash and equivalents | (66,143) |
| Cash and equivalents, beginning of year | 128,553 |
| Cash and equivalents, end of year | $ 62,410 |
| Supplemental disclosure of cash flow information: | |
| Cash paid during the year for interest | $ 8,227 |

See notes to financial statements.

1. Organization

Greenberg Financial Group, Inc. (the Company) incorporated under the laws of the State of Arizona in 1998. The Company also elected Subchapter S Status for income tax purposes. The Company originally operated as a limited liability company and has been an investment advisory firm since its inception in 1995. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of various exchanges and the National Association of Securities Dealers (NASD).

The Company executes all of its brokerage transactions through a third party clearinghouse and does not have possession of any of its clients' investment accounts.

2. Summary of Significant Accounting Policies

Cash and Equivalents

The Company considers all investments that mature within three months of purchase to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, revenues are recognized when earned, and expenses are recognized when incurred.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned over the term of the contract. The Company collects its investment advisory fees on the first day of each quarter in advance. Management considers all receivables as fully collectible since customers agree that the Company can automatically withdraw the investment advisory fees from their brokerage accounts on a quarterly basis. Therefore no allowance for doubtful accounts is considered necessary.

Cash Surrender Value of Life Insurance

The cash value of life insurance policies on the founding shareholder aggregate $206,065 as of December 31, 2007. The Company is the owner and beneficiary of the life insurance policies which have total death benefits of $2,057,796 as of December 31, 2007.

Commissions

Commissions and other related clearing expenses are recorded on a trade-date basis as the securities transactions occur.

Comprehensive Income

The Company reports investments in marketable securities at fair value, with net unrealized gains and losses reported in other comprehensive income. The Company had a reclassification from comprehensive income in the amount of $23,393 as of December 31, 2007.

Income Taxes

The Company is an S Corporation. Income, loss, deductions and credits pass through to the Company's shareholders and are taxed at the stockholders' individual income tax rates. Therefore, the financial statements do not include a provision for income taxes.

2. Summary of Significant Accounting Policies, Continued

Property, Equipment and Depreciation

Property and equipment are stated at cost. The cost of maintenance and repairs that do not improve or extend the lives of property and equipment is charged to expense as incurred. Renewals and betterments that materially extend the life of an asset are capitalized. When assets are sold or retired, their cost and related accumulated depreciation is removed from the accounts and any gain or loss is reported in the statements of income and retained earnings. Depreciation for financial reporting purposes is computed using straight-line and accelerated methods over the following estimated useful lives of the various classes of assets:

| | |
|---|---|
| Office equipment | 5-7 years |
| Vehicles | 5 years |
| Office furniture | 7-10 years |
| Leasehold improvements | 7-10 years |

Advertising Costs

The cost of advertising is expensed as incurred. The Company does not participate in direct response advertising. The Company incurred $80,913 of advertising costs during the year ended December 31, 2007.

3. Property and Equipment

The following is a summary of property and equipment:

| | |
|---|---|
| Office equipment | $ 109,276 |
| Vehicles | 142,785 |
| Office furniture | 21,724 |
| Leasehold improvements | 96,442 |
| Total property and equipment, at cost | 370,227 |
| Less accumulated depreciation | (196,478) |
| Net property and equipment | $ 173,749 |

Depreciation expense was $43,906 for the year ended December 31, 2007.

4. Due from Stockholder

Due from stockholder is advances to a stockholder that are non-interest bearing and are due on demand.

5. Line of Credit

The Company has a $100,000 line of credit with a bank. The line of credit provides borrowing at prime plus .50% through May 24, 2008. The prime rate as of December 31, 2007 was 7.25%. The majority shareholder of the Company guarantees the line of credit. There was a balance of $35,000 outstanding on the line of credit at December 31, 2007.

6. Commitments

Leases

The Company leases office space under a non-cancelable operating lease through September 2011. The lease agreement provides for a renewal option and requires payment of maintenance and insurance. Rent expense on this operating lease was $129,172 for the year ended December 31, 2007.

The Company is subject to a master lease with an LLC owned, in part, by its majority shareholder. The master lease provides for rental of 33% of the building occupied by the Company through 2011. In connection with that lease, the Company entered into a sub-lease with an unrelated party. The sub-lease provides for lease of approximately 9% of the building through 2011. Both the lease and sub-lease provide for operating cost reimbursements in excess of base year expenses. The Company received $32,827 under this sub-lease during the year ended December 31, 2007.

Future minimum rental payments due under the master lease and sub-lease at December 31, 2007 are:

| Year ending December 31, | Master Lease | Sub-Lease | Net Rental Commitment |
|---|---|---|---|
| 2008 | $ 115,767 | $ 31,152 | $ 84,615 |
| 2009 | 118,067 | 31,771 | 86,296 |
| 2010 | 120,367 | 32,390 | 87,977 |
| 2011 | 81,265 | 21,867 | 59,398 |
| 2012 | - | - | - |
| Thereafter | - | - | - |
| Total commitments | $ 435,466 | $ 117,180 | $ 318,286 |

7. Related Party Transactions

Officers/Shareholders

All of the Company's shareholders execute their personal investment trades through the Company.

The Company purchases its advertising media services from an agency owned by the majority shareholder's spouse. The amount paid to this agency was $77,059 for the year ended December 31, 2007.

The Company leases its office space from a related party as described in footnote 6.

8. Retirement Plan

The Company has a 401(k) Profit Sharing Plan covering substantially all employees. Participants may voluntarily contribute a percentage of their compensation. The Company matches voluntary employee contributions to the Plan based on a percentage of salary contributed by the participants. The Company accrued a matching contribution of $18,535 for the year ended December 31, 2007. The Company also accrued a discretionary profit sharing contribution allocable to all eligible employees of $33,322 for the year ended December 31, 2007.

9. Risks

Concentrations

The Company conducts most of its business with residents of Southern Arizona and could be materially affected by fluctuations in that geographic area as well as changes in the stock market.

The Company maintains its cash balances in financial institutions in Tucson, Arizona. The Federal Deposit Insurance Corporation insures the Company's cash balances up to $100,000. At December 31, 2007, all of the Company's cash balances were insured.

10. Shareholders' Agreement

The Company has a shareholders' agreement of which key provisions include:

Shareholders must have disclosed to them in advance any proposed employment or independent contractor relationships with persons or companies related to any shareholder and the Company. If the required disclosures are not made, the Company may demand a refund of all monies paid to such related party.

If a shareholder desires to sell his shares of stock in the Company, the Company has the first option to purchase the shares and the remaining shareholders have second option to purchase.

In the event of the death of a minority shareholder, the Company shall have first option to purchase the shares owned from the beneficiaries at a price of 125% of the book value. The remaining shareholders shall have the second option to purchase the shares at the same price.

The Company shall pay for $1 million of insurance on the life of the manager (the majority shareholder) with proceeds payable to his spouse. Upon the death of the majority shareholder, his spouse must relinquish 30% of the stock owned to the Company. The Company must also pay the spouse any differential arising from value of the surrendered stock in excess of the life insurance proceeds. A current employee, if full-time at the time of the manager's death, shall have the first option to purchase this 30% interest at the amount paid to the spouse, with terms to be not less than five years with interest of not less than prime plus 1%.

In the event of the death of the majority shareholder-manager, the Company shall be obligated to continue paying 50% of his compensation at that time to the spouse until she reaches age 65. The Company will also be obligated to pay for all expenses associated with providing a college education to the manager's children through doctorate degrees.

11. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchanges Act of 1934. Broker-dealers must maintain minimum net capital requirements. The Company typically computes its net capital using the aggregate indebtedness standard method with the minimum requirement provided for broker-dealers that conduct all customer transactions through another broker-dealer on a fully disclosed basis. Required minimum net capital is the greater of $5,000 or 1/15$^{th}$ of the aggregate indebtedness. At December 31, 2007, the Company had net capital of $96,061, which was $81,472 in excess of its required net capital of $14,589. The Company's aggregate indebtedness to net capital ratio was 2.278 to 1.000.

12. Financial Instruments With Off Balance Sheet Risk

The Company introduces all customer transactions in securities traded on U.S. securities markets to another New York Stock Exchange member firm on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customers or counter parties ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain margin collateral in compliance with various regulatory requirements, the clearing broker's guidelines and industry standards. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

13. Stock Redemption Agreement

The Company entered into Stock Redemption Agreements during 2005 with three of its stockholders to redeem all of their shares in the Company. Collectively, the agreements provide for the redemption of 1,000 shares with eight payments of $15,000 quarterly beginning December 2006.

14. Note Payable

At December 31, 2007, note payable consisted of the following:

| | |
|---|---|
| Note payable to a financial institution, due in monthly installments of $2,572, including interest at 6.85%, through March 2012. | $ 113,507 |
| Total long-term debt | 113,507 |
| Note payable, due within one year | (23,831) |
| Note payable, due after one year | $ 89,676 |

Future maturities of the note payable are as follows:

| | |
|---|---|
| 2008 | $ 23,831 |
| 2009 | 25,516 |
| 2010 | 27,320 |
| 2011 | 29,251 |
| 2012 | 7,589 |
| Thereafter | - |
| | $ 113,507 |

15. Prior Period Adjustment

During 2006, the Company began disbursing payroll checks for the second half of each month on the first day of the following month. Accrued payroll and related taxes of $22,545 was not recorded on December 31, 2006. The error resulted in an understatement of liabilities and overstatement of net income and stockholders' equity as of December 31, 2006. Accordingly, an adjustment was made to record the liability and decrease stockholders' equity by $22,545 as of the beginning of the year.

SUPPLEMENTARY INFORMATION

GREENBERG FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITES AND EXCHANGE COMMISSION
As of December 31, 2007

| | | |
|---|---|---|
| Net capital | | |
| Total stockholders' equity | $ | 167,401 |
| Deductions and/or charges: | | |
| Non-allowable assets: | | |
| Employee advance | | (9,000) |
| Due from stockholder | | (1,733) |
| Prepaid expenses | | (366) |
| Non-indebted property and equipment, net | | (53,809) |
| Indebted property and equipment, net in excess of secured liability | | (6,432) |
| Net capital before haircuts on securities positions (tentative net capital) | | 96,061 |
| Haircuts on securities: | | |
| Marketable securities | | - |
| Undue concentrations | | - |
| Net capital | | 96,061 |
| Minimum net capital required | | 14,589 |
| Net capital excess | $ | 81,472 |
| Net capital excess at 1000% | $ | 74,178 |
| Computation of Aggregate Indebtedness: | | |
| Total aggregate indebtedness liabilities from Statement of Financial Condition | $ | 218,835 |
| Ratio: Aggregate indebtedness to net capital | | 2.278 to 1.000 |
| Reconciliation with Company's computation reported on Part II of Form X-17A-5 as of December 31, 2007 | | |
| Net capital, as reported in Company's (unaudited) FOCUS report | $ | 191,666 |
| Audit adjustments: | | |
| Cash and equivalents | | (26,165) |
| Receivable from broker-dealer | | (149) |
| Pension plan accrual | | (51,857) |
| Accounts payable | | (17,431) |
| Accrued payroll and related taxes | | (3) |
| Net capital per above | $ | 96,061 |
| Aggregate indebtedness, as reported in Company's (unaudited) FOCUS report | $ | 149,543 |
| Audit adjustments: | | |
| Pension plan accrual | | 51,857 |
| Accounts payable | | 17,431 |
| Accrued payroll and related taxes | | 4 |
| Aggregate indebtedness per above | $ | 218,835 |

Supplementary Information.
See Independent Auditors' Report.

roberts & associates, pllc
certified public accountants & consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Greenberg Financial Group, Inc.

In planning and performing our audit of the financial statements and supplementary information of Greenberg Financial Group, Inc. (the Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregated indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



1610 east river road suite 118 tucson, az 85718 ♦ (520) 881-7211 ♦ fax (520) 881-2429 ♦ www.rtaxes.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3, Continued

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Roberts & Associates PLLC

January 31, 2008



END